SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____               No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding book closure period and latest time for lodging transfers of securities for the EGM of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 29, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BOOK CLOSURE PERIOD AND LATEST TIME

FOR LODGING TRANSFERS OF SECURITIES FOR THE EGM

Reference is made to notice of the first extraordinary general meeting for the year of 2012 (the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”), the announcement of Sinopec Corp. in relation to the interim results for the six months ended 30 June 2012 (the “Interim Results Announcement”) and the interim report of Sinopec Corp. for the six months ended 30 June 2012 (the “Interim Report”), each dated 24 August 2012.

The board of directors of Sinopec Corp. wishes to announce that the book closure period for determining the identity of shareholders of Sinopec Corp. who are entitled to attend and vote at the EGM as originally scheduled from Saturday, 15 September 2012 to Tuesday, 16 October 2012 (both days inclusive) (please refer to the notice of the EGM dated 24 August 2012) is now re-scheduled to Monday, 10 September 2012 to Tuesday, 16 October 2012 (both dates inclusive). The rescheduling is arranged to align with the book closure period for determining the entitlements of shareholders of Sinopec Corp. to the interim dividends for the six months ended 30 June 2012 of Sinopec Corp. from Monday, 10 September 2012, to Friday, 14 September 2012 (both dates inclusive) as announced in the Interim Results Announcement and the Interim Report.

To avoid any doubts, the register of members of the H shares of Sinopec Corp. will be closed from Monday, 10 September 2012 to Tuesday, 16 October 2012 (both dates inclusive).

Holders of the H Shares of Sinopec Corp. who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 7 September 2012. Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of the H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 14 September 2012 are eligible to attend and vote at the EGM.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
29 August 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 30, 2012